Exhibit 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2013 of Cenovus Energy Inc. of our report dated February 12, 2014, relating to the Consolidated Financial Statements of Cenovus Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2013, December 31, 2012 and January 1, 2012 and the Consolidated Statements of Earnings and Comprehensive Income, Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2013 and the related notes and to the effectiveness of internal control over financial reporting of Cenovus Energy Inc. as at December 31, 2013, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-166419), and Form F-10 (File No. 333-188478) of Cenovus Energy Inc. of our report dated February 12, 2014 referred to above. We also consent to reference to PricewaterhouseCoopers LLP under the heading “Interests of Experts,” which appears in the Annual Information Form included in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Calgary, Alberta

February 19, 2014